# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 13, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Unilife Corp.

### File No. 001-34540 - CF#34671

_____

Unilife Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 9, 2017.

Based on representations by Unilife Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through February 22, 2023 |
| Exhibit 10.2 | through February 22, 2023 |
| Exhibit 10.3 | through February 22, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Field
Secretary